Exhibit 99.7

(A joint stock limited company incorporated in the People’s Republic of China)

（在中華人民共和國註冊成立之股份有限公司）

（Stock Code股份代號：00338）

N O T I F I C A T I O N  L E T T E R 通 知 信 函

18 May 2022

Dear Non-registered holder(1),

Sinopec Shanghai Petrochemical Company Limited (the “Company”)

– Notice of Publication of Circular and Notice of 2021 Annual General Meeting (the “Current Corporate Communications”)

The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at www.spc.com.cn and the HKEXnews website of The Stock Exchange of Hong Kong Limited (the “HKEX”) at www.hkexnews.hk. You may access the Current Corporate Communications by clicking “Investor Relations” on the home page of our website, then selecting “Name of document” and viewing them through Adobe® Reader® or browsing through the HKEXnews website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the “H Share Registrar”) by using the mailing label at the bottom of the Request Form. If you post the enclosed request form in Hong Kong, you may use the freepost mailing label provided when returning the request form. If you are mailing from overseas, please affix an appropriate stamp. The address of the H Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company’s website at www.spc.com.cn or the HKEXnews website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please call the Company’s telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays, or send an email to spc.ecom@computershare.com.hk.

By order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Note: (1)

This letter is addressed to Non registered holders (“Non registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

(2)

Corporate Communications include but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.

各位非登記持有人(1)：

中國石化上海石油化工股份有限公司（「本公司」）

– 通函及2021年度股東周年大會通告（「本次公司通訊文件」）之發佈通知

本公司的本次公司通訊文件的英文及中文版本已上載於本公司網站 www.spc.com.cn及香港聯合交易所有限公司(「香港交易所」)披露易網站www.hkexnews.hk，歡迎瀏覽。請在本公司網站主頁按「投資者關係」一項，選擇「通訊文件案名稱」並使用 Adobe® Reader® 開啟查閱或在香港交易所披露易網站瀏覽有關文件 。

如 閣下欲收取本次公司通訊文件之印刷本，請填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回本公司經香港證券登記有限公司（「 H股股份過戶登記處」）。倘 閣下於香港投寄隨附申請表格，可使用所提供之免郵費郵寄標籤將申請表格寄回。若 閣下於海外投寄則請貼上適當郵票。H股股份過戶登記處地址為香港灣仔皇后大道東 183號合和中心17M樓。申請表格亦可於本公司網站www.spc.com.cn 或香港交易所披露易網站www.hkexnews.hk 內下載。

如對本函內容有任何疑問，請致電本公司電話熱線 (852) 2862 8688，辦公時間為星期一至五（公眾假期除外）上午9時正至下午6時正或電郵至spc.ecom@computershare.com.hk。

承本公司董事會命
中國石化上海石油化工股份有限公司
聯席公司秘書
劉剛

2022年5月18日

附註： (1)	此函件乃向本公司之非登記持有人 (「非登記持有人」指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊 )發出。如果 閣下已經出售或轉讓所持有之本公司股份，則無需理會本函件及所附申請表格。
(2)	公司通訊文件包括但不限於： (a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告； (b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表格。

CCS SSPH_NRH

Request Form 申請表格

To:

Sinopec Shanghai Petrochemical Company Limited (the “Company”)

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

c/o Hong Kong Registrars Limited

17M Floor, Hopewell Centre, 183 Queen’s Road East,

Wanchai, Hong Kong

	致：	中國石化上海石油化工股份有限公司（「本公司） （在中華人民共和國註冊成立之股份有限公司） （股份代號：00338） 經香港證券登記有限公司 香港灣仔皇后大道東 183 號 合和中心 17M 樓

I/We would like to receive the Current Corporate Communications* of the Company in the manner as indicated below:

本人／我們希望以下列方式收取 貴公司之本次公司通訊文件*：

(Please mark ONLY ONE（X）of the following boxes)

(請從下列選擇中，僅在其中一個空格內劃上「X」號)

☐	to receive the printed English version ONLY; OR
僅收取英文印刷本 ；或

☐	to receive the printed Chinese version ONLY; OR
僅收取中文印刷本 ；或

☐	to receive both printed English and Chinese versions.
同時收取英文及中文印刷本 。

Name of Non-registered holder
非登記持有人 姓名

Contact Telephone Number	Signature(s)
聯 絡電 話號碼	簽名

Date 日期

Notes 附註：

1.	Please complete all your details clearly.

請 閣下清楚填妥所有資料。

2.

This letter is addressed to Non-registered holders (“Non-registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications).

此函件乃向本公司之非登記持有人 (「非登記持有人」指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本行發出通知，希望收到公司通訊 )發出。

3.	Any form with more than one box marked (X), with no box marked (X), with no signature or otherwise incorrectly completed will be voided.

如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。

4.

The above instruction will apply to the Corporate Communications to be sent to you until you notify to the Company c/o H Share Registrar to the contrary or unless you have at anytime ceased to have holdings in the Company.

上述指示適用於發送予 閣下之所有公司通訊，直至 閣下通知本公司之 H 股股份過戶登記處另外之安排或任何時候停止持有本行的股份。

5.	For the avoidance of doubt, we do not accept any other instruction given on this Request Form.

為免存疑，任何在本申請表格上的額外指示，本行將不予處理。

Personal Information Collection Statement 收集個人資料聲明:

1.	“Personal Data” in this statement has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance, Chapter 486 of the laws of Hong Kong (“PDPO”).

本聲明中所指的「個人資料」具有香港法例第 486 章《個人資料（私隱）條例》（「《私隱條例》」）中「個人資料」的涵義。

2.

Your supply of Personal Data to the Company is on a voluntary basis. If you fail to provide sufficient information, the Company may not be able to process your instructions and/or requests as stated in this form.

閣下是自願向本公司提供個人資料。若 閣下未能提供足夠資料，本公司可能無法處理 閣下在本表格上所述的指示及╱或要求。

3.

Your Personal Data may be disclosed or transferred by the Company to its subsidiaries, its H Share Registrar, and/or other companies or bodies for any of the stated purposes, and retained for such period as may be necessary for verification and record purposes.

本公司可就任何所說明的用途，將 閣下的個人資料披露或轉移給本公司的附屬公司、H 股股份過戶登記處，及╱或其他公司或團體，並將在適當期間保留該等個人資料作核實及記錄用途。

4.

You have the right to request access to and/or correction of your Personal Data in accordance with the provisions of the PDPO . Any such request for access to and/or correction of your Personal Data should be made in writing to the Personal Data Privacy Officer of Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

閣下有權根據《私隱條例》的條文查閱及╱或修改 閣下的個人資料。任何該等查閱及╱或修改個人資料的要求均須以書面方式向香港證券登記有限公司（地址為香港灣仔皇后大道東 183 號合和中心 17M 樓）的個人資料私隱主任提出。

*

Corporate Communications includes but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.

*	公司通訊文件包括但不限於： (a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告； (b) 中期報告及如適用，中期摘 要報告； (c) 會議通告； (d)上市文件；(e)通函； 及 (f)委任代表表格。

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